News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST

2006 FIRST QUARTER EARNINGS RESULTS

CALGARY, April 24, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its first quarter 2006 results. Cash available for distribution for the quarter nearly tripled to $202 million ($1.37 per unit) compared with $72 million ($0.49 per unit) in 2005.

Net income was $165 million in the first quarter, up from $65 million for the same quarter in 2005, largely due to higher metallurgical coal sales prices. Net income before unusual items and future income taxes was $197 million compared with $60 million in 2005.

”We had a good first quarter because of high coking coal prices,” said Jim Popowich, President of Fording Canadian Coal Trust. “While we did not meet all of our targets with respect to coal sales volumes and costs, our distribution of $1.40 per unit was over three times what we paid for the first quarter of 2005. Based on our current price settlements for the 2006 coal year, we will see reduced coking coal prices starting in the second quarter this year; however, prices remain at historically high levels and will provide a good foundation for distributions over the next three quarters.”

Highlights for the First Quarter:

▪

Elk Valley Coal settled coal prices with substantially all of its customers for the coal year commencing April 1, 2006 at an average price of US$107 per tonne. Average calendar year prices are expected to be US$112 per tonne.

▪

Cash available for distribution increased to $202 million, or $1.37 per unit, from $72 million in 2005. Distributions for the quarter were $1.40 per unit. Since the formation of the Trust, distributable cash on a cumulative basis has exceeded distributions to unitholders by $4 million.

▪

The average coal price in the first quarter of 2006 was US$122 per tonne, which was double the price in the same quarter of 2005. Prices in Canadian dollar terms increased 83% to $152 per tonne, and reflect a stronger Canadian dollar.

▪

Coal sales volumes decreased 9% from first quarter 2005 levels to 3.1 million tonnes, due to customers not taking deliveries of coal shipments as scheduled and the termination of contracts with the majority of customers in China.

▪

Elk Valley Coal’s unit cost of product sold increased 36% to $38.60 compared with the first quarter of 2005 primarily due to higher mining costs.

Fording Canadian Coal Trust	- 1 -

▪

Unit transportation costs in Elk Valley Coal increased 26% over the first quarter of 2005 to $37.80 and reflect higher rail and port rates.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, April 25 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-3911 or 416-644-3416 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Ph: 403-260-5215

Ph: 403-260-9817

Email:  investors@fording.ca

Website:  www.fording.ca

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April 24, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis, dated April 24, 2006, should be read in conjunction with Fording Canadian Coal Trust’s unaudited consolidated financial statements and the notes thereto for the quarter ended March 31, 2006, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2005, and other public disclosure documents of the Fording Canadian Coal Trust and its predecessors.

The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

Fording Canadian Coal Trust

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and Fording LP, which holds a 60% interest in Elk Valley Coal. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to “we” and “our” in management’s discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal are either to Elk Valley Coal Partnership or to the Trust’s Elk Valley Coal segment as the context requires. Our Elk Valley Coal segment includes our interest in the Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the segment, such as foreign currency hedging activity and mineral taxes.

Elk Valley Coal

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operations are a joint venture in which Elk Valley Coal has an 80% interest. Effective August 1, 2005, the Elkview operations were contributed to the Elkview Mine Limited Partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest.

NYCO

NYCO consists of subsidiaries of the Trust that operate wollastonite mining operations in New York State and Mexico, and a tripoli mining operation in Missouri. NYCO is a leading producer of wollastonite.

Wollastonite is an industrial mineral that is used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

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April 24, 2006

Non-GAAP Financial Measures

This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and net income before unusual items and future income taxes, that are not measures recognized under GAAP in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash to unitholders.

Caution on Forward-looking Information

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook’, and ‘Changes in Accounting Policies’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this management’s discussion and analysis, please refer to the sections entitled Caution Regarding Forward-Looking Statements.

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April 24, 2006

Overview

The table below summarizes our financial results and some of our key operating statistics on a consolidated basis.

	Three months ended
(millions of Canadian dollars,	March 31
except as noted)	2006	2005
Revenue	$485.2	$294.9
Income from operations	$217.3	$67.6
Net income	$165.3	$65.3
Add (deduct):
Change in accounting policy for raw coal*	31.7	-
Reduction of interest in Elk Valley Coal	-	(9.5)
Future income tax expense (reversal)	(0.4)	4.6
Net income before unusual items and future income	$196.6	$60.4
taxes
Basic and diluted earnings per unit**:
Net income	$1.12	$0.44
Net income before unusual items and future income
taxes	$1.34	$0.41
Elk Valley Coal Statistics:
Coal production (million tonnes)	3.5	4.0
Coal sales (million tonnes)	3.1	3.4
Average sales price
US$/tonne	$122.30	$61.30
CDN$/tonne	$152.30	$83.30
Operating expenses
Cost of product sold (CDN$/tonne)	$38.60	$28.30
Transportation (CDN$/tonne)	$37.80	$30.00
NYCO Statistics (Wollastonite only):
Sales (thousands of tonnes)	24	22
Average sales price (US$/tonne)	$401	$395

* See page 9.

**All per unit amounts and outstanding units have been restated to reflect the three-for-one unit split that occurred in the third quarter of 2005.

Net income improved markedly to $165 million for the first quarter of 2006 compared with $65 million for the comparative quarter. Cash available for distribution increased to $202 million from $72 million. These improvements were largely a result of higher coal prices. The benefits of higher coal prices were offset to some extent by lower coal sales volumes and higher operating costs in Elk Valley Coal. Earnings results include a $31.7 million, pre-tax charge to earnings to reflect the impact of new accounting rules relating to raw coal inventory. Additional details are provided in note 3 of the Notes to Consolidated Financial Statements.

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April 24, 2006

There were no significant changes in the assets and liabilities of the Trust during the first quarter of 2006 other than additional long-term debt and a higher cash balance, which increased $127 million and $80 million, respectively, since the end of 2005. During the quarter, the Trust improved its short-term liquidity position by refinancing with long-term debt expansion capital expenditures that had previously been funded by working capital.

Trust Reorganization

At the 2005 Annual and Special Meeting, unitholders approved a two-step reorganization of the Trust and its subsidiaries pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act. The first step of the 2005 arrangement (the 2005 Arrangement) was completed on August 24, 2005, which effectively results in distributions received from Elk Valley Coal and NYCO being taxed at the unitholder level.

The purpose of reorganizing into a royalty trust is to enable the Trust to qualify for an exemption from a provision in Canadian income tax laws that limits the level of foreign ownership of units of income trusts. The Trustees believe foreign ownership of the Trust’s units has increased to approximately 49% due to the popularity of the Trust’s units with investors outside Canada. If the level of foreign ownership was to exceed 50% of the outstanding units, and the Trust does not reorganize into a royalty trust, the Trustees would need to take action to reduce the level of ownership by investors outside Canada, and such action could include delisting the units on the NYSE.

The Trustees believe that the demand for units from investors outside Canada is adding value for all unitholders. Accordingly, the Trustees are recommending that the Trust be reorganized into a royalty trust but have determined that the reorganization would be better effected through implementation of a structure that, in some respects, is different from that approved by unitholders at the 2005 Annual and Special Meeting. Unitholders will be asked to approve the modified royalty reorganization structure at the Annual and Special Meeting to be held on May 2, 2006.

The modified royalty reorganization will result in the reorganization of the assets and liabilities of the Trust under a new trust that is a royalty trust. It will not change the distribution policy of the Trust or, in itself, affect the amount of cash available for distribution to unitholders. It will not require any action on the part of unitholders other than to vote on the proposed modified royalty reorganization at the Annual and Special Meeting to be held on May 2, 2006. Unitholders will receive one unit of the new royalty trust for each unit that they presently own of the Trust. For unitholders who hold unit certificates (as opposed to owning units through a brokerage account), there is no requirement to obtain new certificates. The Trust unit certificates that they presently have will represent the same number of units of the new royalty trust after the reorganization that the certificates currently represent in the Trust units.

Cash Available for Distribution

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy. Although we use the term cash available for distribution (referred to as “Distributable Cash” in the Declaration of Trust), it is not a term recognized by generally accepted accounting principles in Canada and it is not a term that has a standardized meaning. Accordingly, our determination and use of the term cash available for distribution may not be comparable with similarly named measures presented by other trusts.

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April 24, 2006

The cash available for distribution from our investments and the distributions made by the Trust are set forth in the table below.

	Three months ended
(millions of Canadian dollars,	March 31
except as noted)	2006	2005
Cash available for distribution	$201.5	$71.5
Distributions declared	$205.8	$63.7
Average number of units
outstanding (in millions)	147.0	147.0
Per unit amounts:
Cash available for distribution	$1.37	$0.49
Distributions declared	$1.40	$0.43

Since the formation of the Trust, distributable cash on a cumulative basis has exceeded distributions to unitholders by $4 million.

Results of Operations

Elk Valley Coal

	Three months ended
(millions of Canadian dollars,	March 31
except as noted)	2006	2005
Statistics
Coal production (millions of tonnes)	3.5	4.0
Coal sales (millions of tonnes)	3.1	3.4
Average sales price (per tonne)
US$	$122.30	$61.30
CDN$ [1]	$152.30	$83.30
Operating expenses (per tonne)
Cost of product sold	$38.60	$28.30
Transportation	$37.80	$30.00
Income from operations
Revenue	$473.3	$283.9
Cost of product sold	119.9	96.5
Transportation	117.6	102.2
Selling, general and administration	5.4	3.1
Depreciation and depletion	11.0	11.5
Income from operations	$219.4	$70.6

[1] Includes the effects of our
foreign currency hedges

Revenues for the first quarter of 2006 were $473 million, up sharply from $284 million in the prior year. Coal prices increased 83% to $152 per tonne in 2006, reflecting higher US dollar prices and foreign currency hedging gains offset slightly by a stronger Canadian dollar. Sales volumes were 9% lower due to customers not taking deliveries of coal shipments as scheduled and the termination of contracts with the majority of customers in China, both of which were factored into our sales guidance for calendar 2006. Total 2005 coal-year contracts terminated with China amounted to approximately 1.7 million tonnes to Elk Valley Coal.

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April 24, 2006

Unit cost of product sold increased 36% to $38.60 per tonne, which reflects the continuation of the high cost of mining inputs, such as energy costs, as well as lower production and higher strip ratios. Unit transportation costs of $37.80 per tonne increased 26% due to higher rail rates and higher port rates, which reflect higher coal prices.

Elk Valley Coal and Westshore Terminals are proceeding to arbitration in the second quarter to determine the loading rate to be charged for the Elkview operations effective April 1, 2005. We continue to accrue loading rates which do not include any benefits that may arise from the arbitration process.

A four-year collective agreement at the Line Creek operations was reached in January 2006, covering the period from June 1, 2005 to May 31, 2009. Elkview operations have been without a collective agreement since October 2005 and the collective agreement at the Fording River operations expires at the end of April 2006. Negotiations at both operations are continuing. Work stoppages could occur should an agreement not be reached at these operations, which could have a material impact on cash available for distribution.

NYCO

	Three months ended
(millions of Canadian dollars,	March 31
except as noted)	2006	2005
Statistics - Wollastonite
Sales (thousands of tonnes)	24	22
Average sales price (US$ per tonne)	$401	$395
Average sales price (CDN$ per tonne)	$463	$484
Income from operations
Revenue	11.9	$11.0
Cost of product sold	7.6	7.7
Transportation	2.1	1.8
Selling, general and administration	1.0	1.0
Depreciation and depletion	1.0	1.1
Income (loss) from operations	$0.2	$(0.6)

Income from the NYCO operations increased to $0.2 million primarily due to higher sales volumes. Average Canadian dollar prices were lower in 2006 despite slightly improved US dollar prices due to the impact of a stronger Canadian dollar.

NYCO’s focus is on increased sales volumes as a result of the introduction of new products and applications. Actual results will depend to a large degree on economic activity in NYCO’s markets and its success with new targeted sales applications. We are assessing a range of strategic alternatives for NYCO to identify opportunities to maximize the value of this investment.

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April 24, 2006

Other Income (Expense)

	Three months ended
	March 31
(millions of Canadian dollars)	2006	2005
Interest expense	$(3.8)	$(2.7)
Change in accounting policy for raw coal	(31.7)	-
Gain on corporate reorganization	-	9.5
Other items, net	1.7	(0.7)
Other income (expense)	$(33.8)	$6.1

The increase in interest expense for the first quarter of 2006 is due to higher debt levels for both the Trust and Elk Valley Coal during the quarter.

Effective January 1, 2006, the Trust adopted a new accounting rule that changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. This raw coal is not considered to be inventory as it has not been extracted from the mine under the new rule. The value of the in-pit raw coal inventories at January 1, 2006 were written off, which resulted in a charge to income of $32 million and reduced inventory by the same amount. Other items also include interest and investment income, foreign exchange gains or losses, the non-controlling interest in the earnings of the Elkview mine and other items.

Income Taxes

In prior years, income tax expense has consisted primarily of Canadian corporate income taxes, British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal and, to a lesser extent, foreign income tax related to NYCO. The Trust’s 2005 Arrangement resulted in distributions received from Elk Valley Coal being taxed primarily at the unitholder level.

During the quarter, current mineral taxes were up $15 million to $19 million. This increase is a reflection of higher cumulative net cash flows generated by Elk Valley Coal.

	Three months ended
	March 31
(millions of dollars)	2006	2005
Current income tax expense:
Canadian corporate income taxes	$-	$0.4
Provincial mineral taxes and Crow n royalties	18.5	3.3
Foreign income taxes	0.1	0.1
	18.6	3.8
Future income tax expense (reversal):
Canadian corporate income taxes	-	3.1
Provincial mineral taxes and Crow n royalties	(0.4)	1.5
	(0.4)	4.6
Total income tax expense
	$18.2	$8.4

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April 24, 2006

Liquidity and Capital Resources

Cash and cash equivalents increased to $180 million in the first quarter of 2006 from $50 million during the same period in 2005. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, which improved substantially in the first quarter of 2006 compared with the same period in 2005 due primarily to higher coal sales prices. Cash flows from operating activities include changes in working capital that can fluctuate from period to period.

Capital expenditures were approximately $6 million in the first quarter of 2006 and were primarily sustaining in nature. Capital expenditures of $29 million during the first quarter of 2005 were primarily for expansion capital projects at Fording River, Elkview and Cardinal River.

During the first quarter, the Trust and Elk Valley Coal increased its bank credit facility to $600 million from $550 million by increasing the amount committed to Elk Valley Coal to $200 million. In the quarter, long-term debt increased $127 million from the end of 2005. This additional long-term debt largely refinances the capital expansions undertaken during 2004 and 2005, which were funded in part by working capital. By improving its short term liquidity position the Trust has enhanced flexibility to manage its cash flows. Other uses of bank facilities include letters of credit or guarantee of which the Trust’s share was $49 million, leaving its share of unused bank facilities of $134 million at March 31, 2006.

Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal and NYCO have the ability to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund planned growth and development activities.

To help manage exposure to currency fluctuations and protect unitholder distributions, foreign exchange forward contracts are sometimes used to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The amount fixed takes into account the existing foreign exchange forward contracts of Fording LP and Elk Valley Coal. Our policy has maximum but no minimum limits. During the first quarter, Fording LP entered into US$342 million of foreign exchange forward contracts for the April 1, 2006 to March 31, 2007 time period. No contracts were entered into by Elk Valley Coal.

Outlook

Our financial results, and therefore the amount of cash available for distribution, are highly dependent on key variables such as coal prices, coal production and sales volumes, commitments under foreign exchange forward contracts, the US/Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.

Coking Coal Markets

Elk Valley Coal has settled substantially all of its contracts for the 2006 coal year, and the average price across all coal products is expected to be approximately US$107 per tonne compared with US$122 per tonne for the 2005 coal year. The expected 2006 coal year price is down $2 per tonne from previous guidance due to a minor shift of product mix resulting from some additional sales of thermal and PCI products at lower prices. Total coal sales for Elk Valley Coal during calendar 2006 are still expected to be within the range of 22 to 25 million tonnes. On a calendar-year basis, and taking into account the carry over of 2005 coal year sales, the average calendar-year price is expected to be approximately US$112 per tonne, up from the average 2005 calendar-year price of US$99 per tonne. Average coal prices will decrease during the second quarter and will decrease further during the third quarter because of the effect of the lower 2006 coal-year prices commencing April 1, which will be offset slightly by the carry over of sales from the prior coal year.

There are a number of factors, both positive and negative, that have influenced negotiations. The supply of hard coking coal increased over the last year and steel mills in China imported less seaborne hard coking coal than expected, which eased the threat of a coal shortage that had influenced coal negotiations for the 2005 coal year. In late 2004 and early 2005, some integrated steel mills overbought coal to protect against supply interruptions that did not occur and, in addition, some steel mills reduced production during 2005 in response to a developing oversupply of steel. Both of these factors contributed to higher-than-normal coal inventories at the steel mills and reduced requirements for hard coking coal during late 2005 and early 2006. In addition, the current price differentials between hard coking coal and lower-quality metallurgical coals are very wide by historical standards, which have resulted in some substitution of these lower-quality coals for hard coking coal.

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April 24, 2006

Other factors may also influence the seaborne hard coking coal markets over the coming quarters. Some of the benefits of the long-term sales initiatives of Elk Valley Coal, which provide for increased sales, will be realized during the 2006 and 2007 coal years. Steel mills reacted very quickly to the developing oversupply issue in 2005 and steel prices in many regions are now rising, which can be a positive leading indicator of production increases and, therefore, higher metallurgical coal demand. Over time, it is expected that continued economic expansion in China and India will require these nations to consume additional hard coking coal, which should benefit the seaborne market.

On the supply side, while there have been few and relatively minor disruptions of coal supply over the last year or so, production or shipment interruptions are a normal part of the business. Material quantities of new hard coking coal supply are not expected in the near term due to the lead time to develop mines, and infrastructure constraints in Australia. Also, should a number of the positive factors mentioned influence the seaborne hard coking coal market, Elk Valley Coal’s production may be constrained by a shortage of haul truck tires, a situation that may continue into 2007 or 2008. Elk Valley Coal estimates that production capacity would be limited by tire availability to 24 million to 25 million tonnes in 2006.

These market conditions, taken together with normal variations in sales and operations, allow for a great deal of variability in Elk Valley Coal’s sales volumes for calendar year 2006. An oversupply of steel, from a weakening of global economies for example, could result in reduced coal shipments that could reduce sales to the 22 million tonne range. On the other hand, rising steel prices and demand, combined with coal production or shipment interruptions, could result in sales in the range of 25 million tonnes.

Coal Production and Costs

The pressures experienced during the last three quarters that led to higher operating costs are continuing, and are expected to affect operating costs throughout 2006. Production from the mines will be dependent on sales due to the current high inventory levels of Elk Valley Coal. Should sales volumes be at the low end of the range, Elk Valley Coal would have to take steps to reduce coal production, which includes focusing on advancing stripping activities, that would tend to increase the unit cost of product sold during this period.

While strip ratios are expected to remain relatively constant over the next few years, haul distances will increase as overburden from new pits is placed on existing spoils, or on new spoils that are constructed in conjunction with the new pits. Also, coal yields can vary as the characteristics of the coal seams change.

Transportation Costs

Elk Valley Coal expects rail service levels to be sufficient to move its planned production volumes in 2006. Average rail rates for the 2006 coal year for transportation of coal to west-coast ports will decline compared with the 2005 rate, while the average transportation cost will increase on a calendar-year basis. Transportation costs are expected to be $37 to $39 per tonne for calendar 2006.

A significant portion of port rates at Westshore Terminals will vary with the Canadian dollar price of coal. Elk Valley Coal has given notice to Westshore Terminals that it is requesting a review of the loading rate for the Elkview operation’s contract effective April 1, 2005. Elk Valley Coal and Westshore Terminals are proceeding to arbitration in the second quarter of 2006 to determine the rate. Loading costs for the handling of coal and other products at Neptune Terminals are based on the actual costs allocated to the handling of each product.

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April 24, 2006

Capital Expenditures

Our share of capital expenditures for 2006 will be approximately $50 million, substantially all of which will be for sustaining operations.

Mineral Taxes and Crown Royalties

The weighted average current tax rate for British Columbia mineral taxes over the next several years is expected to approximate the maximum rate of 13%. The Cardinal River operations is anticipated to continue to incur the low, 1% rate of tax for current Alberta Crown royalties payable over the next few years as a result of capital investments in 2005 and 2006, even if coal prices remain strong.

Sensitivities

The table that follows outlines the approximate sensitivity of cash available for distribution per unit in 2006 based on changes in certain key variables throughout the balance of the year. These sensitivities are calculated before any cash reserve and include our distribution entitlement in Elk Valley Coal, take into account our current foreign currency hedges and are based on the weighted average number of units expected to be outstanding throughout the balance of the year.

Variable	Change	$ /unit

Cost of coal product sold	CDN$1.00/tonne	$ 0.06
Price of coal	US$1.00/tonne	$ 0.07
Elk Valley Coal’s sales	1,000,000 tonnes	$ 0.22
US/Canadian dollar exchange rate	US 1 cent	$ 0.03
Capital expenditures of the Trust	CDN$1 million	$ 0.01

Number of Units Outstanding

There were approximately 147 million trust units outstanding on March 31 and April 24, 2006. Approximately 60,600 options were outstanding under the exchange option plan as of March 31, 2006 and approximately 55,400 options as of April 24, 2006.

Changes in Accounting Policies

The CICA Emerging Issues Committee has issued EIC - 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”, effective for years commencing on or after July 1, 2006. The Trust has adopted the guidance of this Abstract effective January 1, 2006 on a prospective basis. The Abstract requires the cost of stripping activities during the production phase of the mine be accounted for according to the benefit received by the Trust. Generally, such costs would be expensed as variable production costs; however, the costs would be capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. The Trust’s accounting policies with respect to these stripping costs has been consistent with the guidance provided in the Abstract. Any capitalized stripping costs will be described as investing activities in the cash flow statement, and will be depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

This Abstract also clarifies that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which requires the Trust to change its accounting policy with respect to mineral and raw coal inventory. The Trust previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $32 million reduction of inventory and an equivalent charge to income as of January 1, 2006.

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April 24, 2006

Risk Factors

Unitholders should refer to the ‘Risk Factors’ in the Trust’s 2005 Management’s Discussion and Analysis, and Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

Caution Regarding Forward-Looking Statements

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook’, and ‘Changes in Accounting Policies’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate. These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Trust’s units, particularly that distributions on the Trust’s units are not fixed; changing levels of non-resident ownership and the effectiveness of measures required to limit non-resident ownership; dilution resulting from the issuance of additional units; the magnitude of capital expenditures incurred by Elk Valley Coal or NYCO; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset retirement obligations; restrictions on potential growth resulting from the payout of available cash to unitholders; the availability of credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur debt, dispose of assets or pay distributions; conflicts of interest between the Trust, Elk Valley Coal and the managing partner of Elk Valley Coal; operational risks affecting funds available to the Trust for distribution to unitholders; operational issues at minesites; disruption or delays in construction at minesites; shortage and quality of mining equipment and related operating supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal and NYCO to attract and retain skilled personnel; the lack of new applications for wollastonite and other industrial minerals; health issues associated with tremolite and tripoli; changes in environmental laws which could have a negative impact on Elk Valley Coal’s operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; assertion of aboriginal rights claims; changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal and industrial minerals; the magnitude of the Trust’s interest in Elk Valley Coal; the effectiveness of the managing partner of Elk Valley Coal in managing the partnership’s affairs; the effects of competition and pricing pressures in the metallurgical coal and industrial minerals markets; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of these risks; the oversupply of, or lack of demand for, metallurgical coal and/or industrial minerals; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages, renegotiation of collective agreements and/or severe or abnormal weather conditions or natural disasters; demand for, availability and pricing of rail, port and other transportation services; management’s ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.

Fording Canadian Coal Trust	- 13 -

April 24, 2006

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2007 or 2008; settlement of current collective bargaining disputes on terms acceptable to management and an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; delayed coal shipments in 2005 will not materially impact customer demand in 2006; existing inventories will not result in decreased sales volumes; no further moratoriums on advance tax rulings for the Canada Revenue Agency; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent consolidated financial statements, management’s discussion and analysis, management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s US public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

______________________________________________

Fording Canadian Coal Trust	- 14 -

April 24, 2006

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
(millions of Canadian dollars,	March 31
except per unit amounts)	2006	2005
Revenues	$485.2	$294.9
Expenses
Cost of product sold	127.5	104.2
Transportation	119.7	104.0
Selling, general and administration	8.6	6.2
Depreciation and depletion	12.1	12.9
	267.9	227.3
Income from operations	217.3	67.6
Other income (expense)
Interest expense	(3.8)	(2.7)
Gain on corporate reorganization	-	9.5
Other items, net (note 4)	(30.0)	(0.7)
Income before taxes	183.5	73.7
Income tax (reversal) expense (note 5)	18.2	8.4
Net income	$165.3	$65.3
Average number of units
outstanding (millions) (note 10)	147.0	147.0
Basic and diluted earnings per unit (note 10)	$1.12	$0.44

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)

	Three months ended
	March 31
(millions of Canadian dollars)	2006	2005
Balance - beginning of period	$1,174.8	$340.6
Net income	165.3	65.3
Balance - end of period	$1,340.1	$405.9

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 15 -

April 24, 2006

(unaudited)

	Three months ended
	March 31
(millions of Canadian dollars)	2006	2005
Operating activities
Net income	$165.3	$65.3
Items not using (providing) cash:
Depreciation and depletion	12.1	12.9
Change in accounting policy	31.7	-
Reduction of interest in EVCP	-	(9.5)
Provision for asset retirement obligations, net	0.8	1.0
Future income taxes	(0.4)	4.6
Unrealized foreign exchange on long-term debt	0.2	(0.7)
Gain on disposal of assets	(0.4)	-
Non-controlling interest	2.0	-
Other items, net	(6.6)	0.8
	204.7	74.4
Increase in non-cash working capital	(10.5)	(14.1)
Cash from operating activities	194.2	60.3
Investing activities
Additions to capital assets	(6.4)	(29.1)
Proceeds on disposal of capital assets	0.2	0.1
Other investing activities, net	1.9	(0.6)
Cash used in investing activities	(4.3)	(29.6)
Financing activities
Distributions paid	(235.2)	(63.7)
Increase in long-term debt	127.2	18.4
Issuance of units, net	0.3	0.1
Other financing activities, net	(1.9)	-
Cash used in financing activities	(109.6)	(45.2)
Increase (decrease) in cash and equivalents	80.3	(14.5)
Cash and cash equivalents
- beginning of period	100.1	64.5
Cash and cash equivalents - end of period	$180.4	$50.0

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 16 -

April 24, 2006

CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31	December 31
(millions of Canadian dollars)	2006	2005
Assets
Current assets
Cash and cash equivalents	$180.4	$100.1
Accounts receivable	119.0	153.3
Inventory	179.3	188.0
Prepaid expenses	7.4	3.5
	486.1	444.9
Capital assets	682.3	695.2
Goodwill	21.6	21.6
Other assets	25.4	20.9
	$1,215.4	$1,182.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$98.6	$116.2
Income taxes payable	35.9	36.2
Distributions payable	205.8	235.2
Current portion of long-term debt	1.8	1.8
	342.1	389.4
Long-term debt (note 7)	342.2	215.2
Other long-term liabilities (note 8)	96.7	103.1
Future income taxes (note 5)	59.8	60.2
Commitments and contingencies (note 9)	-	-
	840.8	767.9
Unitholders' equity (note 10)
Trust units	359.7	359.4
Accumulated earnings	1,340.1	1,174.8
Accumulated cash distributions	(1,330.2)	(1,124.4)
Foreign currency translation adjustments	5.0	4.9
	374.6	414.7
	$1,215.4	$1,182.6

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 17 -

Notes to Consolidated Financial Statements (unaudited)	April 24, 2006

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and Mexico. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.

These consolidated financial statements should be read in conjunction with the Trust’s 2005 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2005.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2005 except for the change in accounting policy discussed below.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2006.

3.  CHANGES IN ACCOUNTING POLICIES

The CICA Emerging Issues Committee has issued EIC - 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”, effective for years commencing on or after July 1, 2006. The Trust has adopted the guidance of this Abstract effective January 1, 2006 on a prospective basis. The Abstract requires the cost of stripping activities during the production phase of the mine be accounted for according to the benefit received by the Trust. Generally, such costs would be expensed as variable production costs; however, the costs would be capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. The Trust’s accounting policies with respect to these stripping costs has been consistent with the guidance provided in the Abstract. Any capitalized stripping costs will be described as investing activities in the cash flow statement, and will be depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

This Abstract also clarifies that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which requires the Trust to change its accounting policy with respect to mineral and raw coal inventory. The Trust previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $31.7 million reduction of inventory and an equivalent charge to income as of January 1, 2006.

Fording Canadian Coal Trust	- 18 -

Notes to Consolidated Financial Statements (unaudited)	April 24, 2006

4.  OTHER ITEMS, NET

	Three months ended
	March 31
(millions of Canadian dollars)	2006	2005
Interest and investment income	$2.1	$0.2
Foreign exchange gains	2.2	1.4
Non-controlling interest	(2.0)	-
Change in accounting policy (note 3)	(31.7)	-
Other	(0.6)	(2.3)
	$(30.0)	$(0.7)

5.  INCOME TAXES

Income tax expense is made up of the following components:

	Three months ended
	March 31
(millions of dollars)	2006	2005
Current income tax expense:
Canadian corporate income taxes	$-	$0.4
Provincial mineral taxes and Crow n royalties	18.5	3.3
Foreign income taxes	0.1	0.1
	18.6	3.8
Future income tax expense (reversal):
Canadian corporate income taxes	-	3.1
Provincial mineral taxes and Crow n royalties	(0.4)	1.5
	(0.4)	4.6
Total income tax expense	$18.2	$8.4

Future income taxes consist of the following:

	March 31	December 31
(millions of Canadian dollars)	2006	2005
Provincial mineral taxes and Crow n royalties	$52.9	$53.3
Foreign income taxes and other	6.9	6.9
	$59.8	$60.2

Fording Canadian Coal Trust	- 19 -

Notes to Consolidated Financial Statements (unaudited)	April 24, 2006

6.  CASH AVAILABLE FOR DISTRIBUTION

Cash available for distribution is the term used by the Trust to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.

Although the Trust uses cash available for distribution (referred to as “Distributable Cash” in the Declaration of Trust) it is not a term recognized by generally accepted accounting principles in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution when used in this document and other Trust disclosures, may not be comparable to similarly named measures presented by other trusts.

Generally, cash available for distribution refers to all of the cash received by the Trust from its direct and indirect investments in Elk Valley Coal and NYCO, less specified costs of the Trust. Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

The cash available for distribution from the Trust’s investments and the distributions made by the Trust is set forth in the table below.

	Three months ended
	March 31
(millions of Canadian dollars)		2006	2005
Cash from operating activities		$194.2	$60.3
Add (deduct):	$
Increase in non-cash w orking capital		10.5	14.1
Sustaining capital expenditures		(4.1)	(5.9)
Capital lease payments		$(0.4)	(0.7)
Other		1.3	3.7
Cash reserve		-	-
Cash available for distribution and distributable cash		$201.5	$71.5
Distributions declared		$205.8	$63.7
Cash over (under) distributed		$4.3	$(7.8)

Fording Canadian Coal Trust	- 20 -

Notes to Consolidated Financial Statements (unaudited)	April 24, 2006

7.  LONG-TERM DEBT, BANKING FACILITIES AND FINANCIAL INSTRUMENTS

	March 31	December 31
(millions of Canadian dollars)	2006	2005
Long-term debt
Five-year bank credit facilities:
US$167.0 million in LIBOR rate loans
with interest rates varying from 5.2% to 5.5%	$194.9	$194.7
Banker's Acceptances
with interest rates varying from 4.4% to 4.5%	102.0	-
Prime rate loan
bearing interest at 5.5%	40.8	15.6
Other debt
Equipment financing due 2009 bearing
interest at 5.1%	3.7	3.9
Capital lease obligations expiring in 2010
with interest rates varying from 5.3% to 5.5%	2.6	2.8
	344.0	217.0
Less current portion	(1.8)	(1.8)
	$342.2	$215.2

The Trust and Elk Valley Coal together have a Canadian $600.0 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400.0 million to the Trust and $200.0 million to Elk Valley Coal.

At March 31, 2006, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $48.8 million. The Trust’s share of unused bank facilities at March 31, 2006 was $133.5 million.

8.  OTHER LONG-TERM LIABILITIES

	March 31	December 31
(millions of Canadian dollars)	2006	2005
Asset retirement obligations	$65.2	$70.6
Pension and other post-retirement benefits	23.2	23.1
Non-controlling interest	8.3	7.8
Other, net	-	1.6
	$96.7	$103.1

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the first quarter of 2006 was $3.0 million (2005 – $2.5 million).

Fording Canadian Coal Trust	- 21 -

Notes to Consolidated Financial Statements (unaudited)	April 24, 2006

Non-controlling interest

In 2005, two steel companies each acquired a 2.5% equity interest in the Elkview operations.

9.  COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of Elk Valley Coal and Fording LP. The following table summarizes the Trust’s outstanding hedged positions at March 31, 2006.

	Amount Hedged (millions of US$)
	Fording	Elk Valley Coal	Trust's	Average Exchange Rates
Year	LP	60%	Total	(US$1 = CDN$)	(CDN$1 = U.S.$)
2006	259	40	299	1.21	0.82
2007	99	-	99	1.20	0.83
	$ 358	$ 40	$ 398

At March 31, 2006, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $20.5 million based on the US/Canadian dollar exchange rate of US$0.86. The Trust’s realized gain on foreign exchange forward contracts included in revenues for the first quarter of 2006 was $35.8 million (2005 – $27.8 million).

Neptune Terminals guarantee

By virtue of its ownership interest in Neptune Terminals, Elk Valley Coal is obligated to Neptune for a proportionate share of its bank indebtedness and asset retirement obligations of the terminal. The Trust’s share of these obligations was $17.5 million at the end of the first quarter of 2006.

10.  UNITHOLDERS’ EQUITY

Units issued and outstanding

	Three months ended
	March 31, 2006
(in millions of units and Canadian dollars)	Units	Amount
Balance, beginning of period	147.0	$359.4
Issued on exercise of options	-	0.3
Balance, end of period	147.0	$359.7
Market value of units, March 31, 2006		$6,505.7

At March 31, 2006, there were approximately 60,600 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $3.71 per unit and the remaining weighted average contractual life is 2.8 years.

Fording Canadian Coal Trust	- 22 -

Notes to Consolidated Financial Statements (unaudited)	April 24, 2006

Accumulated distributions to unitholders

	Three months ended
	March 31
(millions of Canadian dollars)	2006	2005
Opening accumulated cash distributions	$1,124.4	$423.8
Distributions declared and payable (note 6)	205.8	63.7
Closing accumulated cash distributions	$1,330.2	$487.5

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The average number of units outstanding for purposes of calculating earnings per unit on both a basic and fully diluted basis was 147.0 million units for the quarter ended March 31, 2006 .

11.  UNIT-BASED COMPENSATION

	Three months ended
	March 31
(millions of Canadian dollars)	2006	2005
Employee unit purchase plan	$0.1	$0.1
Unit equivalent plan	0.7	0.7
	$0.8	$0.8

The total number of units purchased on behalf of the employees pursuant to the employee unit purchase plan, including the employer’s contributions, was approximately 15,300 units for the first quarter of 2006 (2005 – 13,100).

A unit equivalent plan is in place for Trustees and Directors. Trustees and Directors receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and are subsequently revalued each quarter at fair market value. The total charge to income for Unit Equivalent Plan includes the cost of vested unit equivalents and any changes in the fair value of the units during the period.

Fording Canadian Coal Trust	- 23 -

Notes to Consolidated Financial Statements (unaudited)	April 24, 2006

12.  SEGMENT INFORMATION

	Three months ended
	March 31
(millions of Canadian dollars)	2006	2005
Elk Valley Coal
Revenues	$473.3	$283.9
Cost of product sold	(119.9)	(96.5)
Transportation	(117.6)	(102.2)
Selling, general and administration	(5.4)	(3.1)
Depreciation and depletion	(11.0)	(11.5)
Income from operations	219.4	70.6
Interest expense	(0.7)	(0.1)
Other income	(32.5)	0.4
Income tax reversal (expense)	(18.1)	(8.2)
Income	168.1	62.7
NYCO
Revenues	11.9	11.0
Cost of product sold	(7.6)	(7.7)
Transportation	(2.1)	(1.8)
Selling, general and administration	(1.0)	(1.0)
Depreciation and depletion	(1.0)	(1.1)
Income (loss) from operations	0.2	(0.6)
Income tax reversal (expense)	(0.1)	0.2
Income (loss)	0.1	(0.4)
Corporate
Selling, general and administration	(2.2)	(2.1)
Depreciation and depletion	(0.1)	(0.3)
Loss from operations	(2.3)	(2.4)
Interest expense	(3.1)	(2.6)
Other income	2.5	(1.1)
Reduction of interest in EVCP	-	9.5
Income (loss)	(2.9)	3.4
Consolidated
Revenues	485.2	294.9
Cost of product sold	(127.5)	(104.2)
Transportation	(119.7)	(104.0)
Selling, general and administration	(8.6)	(6.2)
Depreciation and depletion	(12.1)	(12.9)
Income from operations	217.3	67.6
Interest expense	(3.8)	(2.7)
Other income	(30.0)	(0.7)
Reduction of interest in EVCP	-	9.5
Net income tax reversal (expense)	(18.2)	(8.0)
Net income	$165.3	$65.7

Fording Canadian Coal Trust	- 24 -